SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

                       (Amendment No. 6)

           Under the Securities Exchange Act of 1934

                Forum Retirement Partners, L.P.
                -------------------------------
                        (Name of Issuer)

             Partnership Preferred Depositary Units
             --------------------------------------
                 (Title of Class of Securities)

                          349 851 105
                         --------------
                         (CUSIP Number)

                       Forum Group, Inc.
               11320 Random Hills Road, Suite 400
                    Fairfax, Virginia  22070
                   Attention:  Mark L. Pacala
                         (703) 277-7000
       -------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                      September 22, 1995
             ------------------------------------
             (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




                       Page 1 of 7 Pages
                  Index to Exhibits on Page 5

     This Amendment No. 6 amends and supplements the Statement on
Schedule 13D filed on August 24, 1993 (as heretofore amended and supplemented, the "Schedule 13D"), by Forum Group, Inc., an Indiana corporation. Capitalized terms used herein not otherwise defined have the respective meanings ascribed to them in the
Schedule 13D.

Item 4.   Purpose of Transaction.
          -----------------------

     Item 4 is hereby amended by adding the following at the end thereof:

          On September 25, 1995, FGI issued a press release publicly announcing its decision to commence a tender offer to purchase the outstanding Units not owned by FGI at $2.50 per Unit. The full text of the press release is filed as
     Exhibit 10 hereto and incorporated herein by this reference.


Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

     Exhibit 10   Press Release issued on September 25, 1995



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                           SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Forum A/H, Inc.

Dated:  September 25, 1995

                                   FORUM GROUP, INC.



                                   By:/s/ Troy B. Lewis
                                      -----------------
                                      Troy B. Lewis,
                                      Attorney-in-fact*




- ---------------------
* Pursuant to a Power of Attorney executed on behalf of FGI and previously filed as Exhibit 7 to the Schedule 13D.

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

                           SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Forum Group, Inc.

Dated:  September 25, 1995

                                   FORUM A/H, INC.



                                   By:/s/ Troy B. Lewis
                                      -----------------
                                      Troy B. Lewis,
                                      Attorney-in-fact*




- ---------------------
* Pursuant to a Power of Attorney executed on behalf of Forum
  A/H and previously filed as Exhibit 7 to the Schedule 13D.

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

                       INDEX TO EXHIBITS
                       -----------------

                                                   Sequential
      Exhibit         Description                  Page Number
      -------         -----------                  -----------
         10           Press Release issued on           6
                      September 25, 1995





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

FOR IMMEDIATE RELEASE


For Information Contact:
Dennis Lehman, CFO
(703) 277-7036


       FORUM GROUP ANNOUNCES $2.50 TENDER OFFER FOR FORUM
                   RETIREMENT PARTNERS UNITS


      Fairfax, Virginia, September 25, 1995 - Forum Group, Inc. (NASDAQ Small Cap: FOUR) announced today that on Friday, September 22, 1995, it delivered a letter to the members of the Board of Directors of Forum Retirement, Inc., the general partner of Forum Retirement Partners, L.P. (AMEX: FRL), advising them of FGI's decision to commence an offer to purchase the FRP limited partners' interests not owned by FGI at $2.50 per unit. The body of the letter was as follows:

          "We  are  pleased to advise  you  that  Forum
          Group,  Inc. has decided to initiate a tender
          offer   to   acquire,  subject   to   certain
          conditions,   preferred   depositary    units
          representing  limited partners' interests  in
          Forum Retirement Partners, L.P. at $2.50  per
          unit,  net  to  the  seller  in  cash.    The
          decision  was  made  at  a  meeting  of   the
          Executive   Committee  of  FGI's   Board   of
          Directors earlier this evening.  We expect to
          make   a  public  announcement  with  respect
          thereto  prior to the commencement of trading
          on  Monday, September 25th, and will  furnish
          your   counsel   the  formal   tender   offer
          documentation as soon as reasonably possible.

          Assuming  that the tender offer  is  publicly
          announced on September 25, 1995, it would  be
          required  to  be  formally commenced  by  not
          later  than  October 2, 1995.  In  the  event
          that  the tender offer were commenced on that
          date,   the   expiration   date   would    be
          October 31, 1995 and the Schedule 14D-9 would be required to be filed on October 17, 1995.

          We  believe  that the $2.50 per  unit  tender
          offer price is fair to unitholders who desire
          liquidity.    The   $2.50  per   unit   price
          represents  a  29% premium over  the  closing
          sales  price for units on the AMEX  yesterday
          and  a  26%  premium to the  average  closing
          sales price for units on the AMEX over the 30
          calendar  days.   Finally, while  the  tender

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
          offer    permits   unitholders   who   desire
          liquidity   to   sell  their   units   at   a
          substantial premium to market prices, it will also permit unitholders who wish to maintain all or a portion of their investment in FRP to do so. Accordingly, we trust that you will decide to support the tender offer.

          We are, of course, available to discuss any aspect of our tender offer with you at your convenience."


      Forum Group presently owns approximately 61.7% of the total number of units outstanding.

      The tender offer will be made pursuant to an offer to purchase and related documentation, which are expected to be mailed to unitholders shortly.


                             # # #

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